Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

April 20, 2022

VIA EDGAR

Office of Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: WidFit, Inc.

Registration Statement on Form S-1

Field March 9, 2022

File No. 333-263379

Dear Sir or Madam:

On behalf of our client, WidFit Inc., a Nevada corporation (the “Company”), we hereby submit the information in this letter, on behalf of our client, the Company, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 29, 2022. Amendment No. 1 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on April 11, 2022.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

Registration Statement on Form S-1

Cover Page

1. Please disclose that Shahira Wely, your Chief Executive Officer, controls 100% of the total voting power of the company.

Company response: In response to the Staff’s comment, the Company has included the requested disclosure on the prospectus cover page.

Prospectus Summary

Our Company, page 4

2. Please disclose that there can be no assurances that your efforts to develop the proposed Internet browser will succeed or that you will be able to successfully market and generate revenues from the proposed Internet browser, if developed.

Company response: In response to the Staff’s comment, the Company has included the requested disclosure on page 4.

Risk Factors

We incur costs associated with SEC reporting compliance..., page 10

3. Please disclose that for as long as you remain an emerging growth company you will have the ability to include only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations disclosure. Also, disclose each of the conditions that will result in the Company losing EGC status.

Company response: In response to the Staff’s comment, the Company has included the requested disclosure on page 10.

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Our insiders beneficially own..., page 12

4. Please revise this risk factor to clarify that Shahira Wely, your Chief Executive Officer, controls 100% of the total voting power of the company.

Company response: In response to the Staff’s comment, the Company has included the requested disclosure on page 12.

Use of Proceeds, page 14

5. You state that the minimum amount of proceeds needed in order to have an operating business and to meet your reporting requirements is $15,000 of which $8,000 is needed for browser development and $2,000 for marketing and promotion. However, based on your use of proceeds table, it appears that the minimum amount of proceeds needed in order to fund your browser development, marketing costs and reporting requirements is $30,000. Please revise or explain.

Company response: In response to the Staff’s comment, the Company has revised the second to last paragraph on page 4 to change the $8,000 figure to $30,000.

6. Please tell us why you refer to selling shareholders here and on page 17 when there does not appear to be a resale component to your offering. Please advise or revise.

Company response: In response to the Staff’s comment, the Company has included the requested disclosure on page 10.

Description of Business

Organization within the Last Five Years, page 19

7. Please revise to refer to the correct fiscal year end date of December 31 rather than June 30th as currently disclosed. Also you refer here to your net loss for the period of inception on December 13, 2021 to December 31, 2022. Please revise.

Company response: In response to the Staff’s comment, on page 19, the Company has corrected the June 30 date to December 31, the fiscal year end of the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 22

8. Please clarify why you refer to the minimum subscription level when this offering does not appear to have a minimum component. Also, clarify whether your statement that you can satisfy your cash requirements through December 31, 2022 relates to your cash requirements as a shell company or implementing your business plan.

Company response: In response to the Staff’s comment, the Company has removed reference to a minimum amount and clarified its cash requirements on page 22.

Liquidity and Capital Resources, page 23

9. Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. Refer to Item

303(b)(1) of Regulation S-K.

Company response: In response to the Staff’s comment, the Company has clarified the referenced minimum period of time on page 23.

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Audited Financial Statements for the period from December 13, 2021 (inception) to December

31, 2021, page F-1

10. Revise your Balance Sheet, Statement of Operations, Statement and Stockholders’ Equity

and Statement of Cash Flows to remove the unaudited label from each header.

Company response: In response to the Staff’s comment, the Company has removed the unaudited labels in the referenced headers of the financial statements.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

11. Please revise the notes to your financial statements to include a discussion of your revenue recognition policy under ASC 606, which became effective for annual reporting periods beginning after December 15, 2019 and interim reporting periods within annual reporting periods beginning after December 15, 2020. Refer to ASC 606-10-65-1.

Company response: In response to the Staff’s comment, on page 19, the Company has revised its discussion under the referenced Note. 3 to include its revenue recognition policy.

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm, page 23.2

12. Revise the consent of your independent registered public accounting firm to reference the correct balance sheet date of December 31, 2021.

Company response: In response to the Staff’s comment, on page 19, the Company has included a consent from its independent registered public accounting firm to reference the correct balance sheet date of December 31, 2021.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
Thomas E. Puzzo

cc: Megan Akst

Kathleen Collins

Austin Pattan

Jeff Kauten

Securities and Exchange Commission

Shahira Wely

Widfit Inc.

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